SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 2, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Changes Regarding Directors and Corporate Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

May 2, 2006	By:	/s/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

(English translation)

May 2, 2006

Millea Holdings, Inc.

President: Kunio Ishihara

TSE code number: 8766

Subject: Changes Regarding Directors and Corporate Auditors

Millea Holdings, Inc. hereby announces the following proposed changes regarding its directors and corporate auditors, which will become effective as of the date of the general shareholders’ meeting to be held in late June.

1.	Changes regarding representative directors

(1)	Promotion

Toshiro Yagi

New Position: Senior Managing Director (Representative Director)

Former Position: Director

(2)	Scheduled resignation

Yasuo Yaoita                           Senior Managing Director (Representative Director)

2.	Other changes

(1)	Candidate for a director

Takaaki Tamai                         Director

(2)	Candidates for corporate auditors

Hiroshi Fukuda                       Corporate Auditor

Yuko Kawamoto                     Corporate Auditor

(3)	Scheduled resignation of a director

Sukeaki Ohta                           Director